May 5, 2022

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia ETF Trust I (Registrant)

Columbia Seligman Semiconductor and Technology ETF

Request for Withdrawal

Form Type: 8-A12G

Filing Date: March 18, 2022

SEC Accession No: 0001193125-22-079579

Dear Mr. Cowan:

On March 18, 2022, the 8-A12G filing was inadvertently submitted on behalf of the Registrant. On March 29, 2022, the Registrant submitted the correct submission of the 8-A12B filing. Since the 8-A12G is not applicable to Columbia ETF Trust I, we hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal of the 8-A12G filing submitted on March 18, 2022.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia ETF Trust I